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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                              (AMENDMENT NO. 16)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017

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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 3. Identity and Background.

      The response to Item 3(b)(1) is hereby amended by adding the following immediately before the paragraph under Item 3(b)(1) beginning "To the extent that . . .":

      On June 16, 1997, the Board resolved, by unanimous written consent, that with respect to the Western Offer only, and provided that the Western Offer remains subject to the same terms and conditions as those prevailing on March 17, 1997 (save only for its closing date), the Distribution Date (as defined in the Rights Plan) for the Rights shall be July 4, 1997, or such earlier date as may be determined by the Board and that the Distribution Date in any other circumstances shall be the date as provided for in the Rights Plan.

Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the paragraph beginning "On March 24, 1997 WCI filed a motion for a preliminary injunction . . ." under "Certain Litigation":

      On June 10, 1997, WCI filed a notice of withdrawal with the Court withdrawing (i) its motion for preliminary injunctive relief filed on January 23, 1997 seeking to enjoin the ADT from holding the Special General Meeting on July 8, 1997 and to compel ADT to hold the Special General Meeting 30 days after the distribution of proxy materials for that meeting and (ii) its motion for preliminary injunctive relief filed on March 24, 1997 seeking to prevent Republic from selling or transferring its warrant shares and to prevent the Chairman of ADT from exercising the proxy on those shares.

      The response to Item 8 is hereby amended by adding the following before the final paragraph under "Other Information":

      On June 11, 1997, ADT Investments filed a revised preliminary proxy statement with the SEC in opposition to the solicitation of proxies by Western relating to the special meeting of Western's shareholders to be held on June 17, 1997 (or any adjournments, postponements, continuations or reschedulings thereof).

      The response to Item 8 is hereby amended by adding the following after the final paragraph under "Other Information":

      On June 11, 1997, ADT Investments II filed a revised preliminary proxy statement with the SEC to be able to communicate directly with KCP&L shareholders regarding the Western Offer.

Item 9. Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibit:

Exhibit 99.59  ADT Press Release dated June 12, 1997.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               ADT LIMITED

                               By:  /s/ Stephen J. Ruzika
                                  _______________________________
                                    Stephen J. Ruzika
                                    Chief Financial Officer, Executive Vice
                                    President and Director (Principal
                                    Financial Officer and Principal Accounting
                                    Officer)

Dated: June 17, 1997